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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For October 9, 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated October 9, 2002

Press Release

Stockholm October 9, 2002

Song Networks Reaches Balance Sheet Restructuring Agreement with Bondholder Committee and Attracts Additional Capital

Song Networks Holding AB (Stockholmsbörsen: SONW) ("Song Networks" or the "Company") announced today it has signed an agreement with an ad hoc committee of holders of Song Networks N.V. Senior Notes (the "Committee"), Vattenfall AB and Stena Adactum AB in support of a restructuring and investment plan for the Company ("Restructuring").

The restructured Song Networks will be a virtually debt free, fully funded company with new strong owners and an extended network. Song Networks will be well positioned to fully concentrate on continuing to develop its high quality services to its customers. The Restructuring will almost completely deleverage the Company's balance sheet and is expected to fund the Company to cash flow positive by the second quarter of 2004. The Committee is unanimously supporting the proposed Restructuring, which would have the effect of converting all of Song Networks N.V.'s outstanding Senior Notes (the "Notes") into equity securities of Song Networks. The Committee collectively owns approximately 64 per cent of Song Networks N.V.'s outstanding Notes.

The key terms of the restructuring and investment agreement are summarized below:

Bond Exchange. All outstanding bonds of Song Networks N.V. (other than those bonds currently held by Song Networks or Song Networks N.V.) are to be exchanged for a combination of new ordinary shares and convertible preference shares of Song Networks. Each preference share has a nominal value of SEK 0.05, entitles the holder to a 1/10 vote and is convertible into one ordinary share, at no cost to the holder, on a pro rata basis. The preference shares are redeemable at the option of Song Networks for nominal value following maturity of the convertible notes to be issued by Song Networks in connection with the bond exchange. In addition, preference shares will not be entitled to any dividends and will rank subordinate to ordinary shares in entitlement to distributions.

The ordinary shares will be listed on the Stockholm Stock Exchange. Immediately after the debt for equity swap, bondholders will own 95% of the Company and Song Networks' current shareholders will own 5%.

All bonds currently held by the Company or Song Networks N.V. are to be cancelled, subject to such cancellation not having adverse tax consequences for either Song Networks or Song Networks N.V.

The bond exchange is to be effected through a suspension of payments proceeding (Surseance) and a pre-negotiated plan of composition (Akkoord) in The Netherlands. To avail itself of this proceeding, Song Networks N.V. will file a suspension of payments (Surseance). At the same time, Song Networks N.V. will submit to the Dutch court its proposed plan of composition on which agreement has been reached with the Committee. The plan will provide for all outstanding Notes of Song Networks N.V. (other than those currently held by Song Networks and Song Networks N.V.) to be exchanged for ordinary shares and convertible preference shares in its parent company, Song Networks, as set forth below:

Senior Notes Number of shares received

per EUR/USD 1 000 of principal amount:

USD 150 million of 13% Senior 6,649.89 Ordinary Shares

Notes due May 15, 2009 720.02 Preference Shares

EUR 100 million of 13% Senior 6,530.66 Ordinary Shares

Notes due May 15, 2009 707.11 Preference Shares

EUR 150 million of 11.875% Senior 6,476.81 Ordinary Shares

Notes due December 1, 2009 701.28 Preference Shares

EUR 175 million of 12.375% Senior 6,746.30 Ordinary Shares

Notes due February 1, 2008 730.46 Preference Shares

The Restructuring, which is subject to the support of the holders of at least 66⅔ per cent in number and 75 per cent in aggregate principal and accrued interest amount of the Notes, and to confirmation by the Dutch court, would be binding on all bondholders, effectively eliminating the Song Networks group's outstanding indebtedness while permitting the Company's operating subsidiaries to continue operations without disruption. To receive their ordinary shares and preference shares, bondholders must subscribe no later than May 2, 2003.

Bondholders wishing to obtain additional information regarding the Restructuring are recommended to contact the Committee's counsel, Anna Boelitz, of Bingham McCutchen LLP, at +44 (0) 20 7661 5300, as soon as possible.

Equity Investment. Concurrently with the bond exchange, Vattenfall AB will subscribe for 769,230,769 ordinary shares of Song Networks and Stena Adactum AB will subscribe for 384,615,385 ordinary shares of Song Networks for a subscription price of SEK 0.26 per share, for a total investment of SEK 300 million.

Acquisition of Arrowhead AB. Song Networks will acquire 100% of Arrowhead AB from Vattenfall AB for SEK 100 million. Simultaneously with the acquisition of Arrowhead AB, Vattenfall AB will subscribe for 384,615,385 new ordinary shares of Song Networks for a subscription price of SEK 0.26 per share, for a total of SEK 100 million. The acquisition of Arrowhead AB will bring to the Song Networks group a cost-effective IP-and transmission network and improved coverage in Sweden. Following the acquisition, scheduled to occur in January 2003, Song Networks will have increased market shares in the internet and data business areas as well as an improved service portfolio within these areas.

Rights Issuance. Current Song Networks shareholders will have the opportunity to subscribe for up to 373,241,648 new ordinary shares of Song Networks, for a subscription price of SEK 0.26 per share, up to a maximum of approximately SEK 97 million in a rights offering. Song Networks is to engage one or more investment banks to underwrite the rights offering or otherwise arrange for a consortium comprised of current Song Networks shareholders, bondholders, or other investors to guarantee the subscription of the rights offering.

Convertible Notes. Concurrently with the Rights Issuance, Song Networks will also issue rights to current Song Networks shareholders to subscribe for up to a maximum of approximately SEK 83 million in convertible notes, for a subscription price of nominal SEK 1,000 per convertible note, and with the right to convert at a price per share of SEK 0.39. The convertible notes will incur an annual interest rate of 7 percent. Independently, Stena Adactum AB will subscribe for an additional SEK 15 million of convertible notes. Song Networks is to engage one or more investment banks to underwrite the convertible notes offering or otherwise arrange for a consortium comprised of current Song Networks shareholders, bondholders, or other investors to guarantee the subscription of the convertible notes.

As a result of the above restructuring transactions, and assuming full participation in the bond exchange, full subscription of the rights offering and the convertible notes offering and full conversion of the convertible notes and the preference shares into ordinary shares, the post-restructuring pro-forma equity of the Company will be approximately: 19.82% by Vattenfall AB, 7.27% by Stena Adactum AB, 60.00% by former bondholders and 12.91% by current Song Networks shareholders.

Reverse Stock Split. The Restructuring further contemplates an 100 to 1 reverse stock split of Song Networks' ordinary shares.

Incentive Program. As part of the Restructuring, a new incentive compensation program is intended to be developed for senior management of the Song group.

Corporate Governance. It is the intention of the parties that, following the completion of the bond exchange and the equity investment, the board of directors of Song Networks will consist of at least six directors, with the initial board of directors following the bond exchange and the equity investment to consist of three members who are representatives of the former bondholders, one representative of Vattenfall AB, one representative of Stena Adactum AB, and one independent director mutually acceptable to the former bondholders and Vattenfall AB and Stena Adactum AB. Thereafter, an independent nominating committee is to be formed to nominate directors for election that are representative of the post-restructuring equity ownership of Song Networks.

Conditions. Completion of the Restructuring, which is expected to close during May 2003, is subject to, among other things, the approval of the Company's existing shareholders at an Extraordinary General Meeting scheduled for mid-November 2002 and final confirmation of the Akkoord by the Dutch court. Additional information concerning the proposals to the Extraordinary General Meeting for resolutions on the Restructuring will be included in the notice of such meeting, which is expected to be published on or about October 14, 2002.

The Board of Directors of Song Networks has unanimously approved the Restructuring transactions. The implementation of the Restructuring will allow the Company to focus its management and resources on continuing to develop its high quality services to its customers. Upon completion of the Restructuring, including the concurrent closing of the issuance of new capital and the acquisition of 100% of the shares of Arrowhead AB, the Company expects that its cash balances, together with anticipated cash flow from operations, will provide the Company with sufficient capital to fund its operations through to cash flow breakeven.

Certain Forecasts

In connection with the financing for the Restructuring, the Company has prepared estimates as to the possible future performance of the Company, both on a standalone basis ("Standalone Forecast") and in a combination with Arrowhead ("Combination Forecast"), over a three year period (the "Forecasts"). The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting Song Networks' business. These Forecasts are subject to risks, uncertainties and assumptions. The Standalone Forecast, as of July 31, 2002, and the Combination Forecast, as of September 19, 2002, are summarized below.

The revenue, EBITDA, capital expenditure, income statement, balance sheet, cash flow forecasts in this forecasts section, as well as other information in this press release, constitute "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act. These forward-looking statements are identified by their use of such words as "believes," "anticipates," "should," "expects," "forecast," "projects," and similar expressions. Such statements are based on the current expectations and assumptions of the management of Song Networks only, and Song Networks does not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause Song Networks' actual future results, performance and achievements to differ materially from those forecasted or suggested in this press release. The most important of such factors is Song Networks' potential inability to effect its restructuring on the terms described in this release. Furthermore, with respect to revenue forecasts, such factors include, but are not limited to: (a) decline in demand for Song Networks' telecommunications services; (b) pricing pressures from Song Networks' direct competitors as well as from providers of alternative services; (c) failures, shutdowns or service disturbances with respect to Song Networks' networks; and (d) worsening carrier and Internet data market weakness. In addition to these risks, EBITDA forecasts and other forward-looking information in this press release are subject to such risks as: (a) increased expenditures incurred in the maintenance and expansion of Song Networks' networks; (b) Song Networks' inability to develop and maintain efficient operations support; and (c) regulatory developments in Europe adverse to Song Networks or difficulties of Song Networks in maintaining necessary telecommunications licenses or other governmental approvals. For a more detailed discussion of such risks affecting the Company, please refer to Song Networks' reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F and reports on Form 6-K.

Standalone Business Plan

The Song Networks group, on a standalone basis, is forecast to become EBITDA positive towards the end of the fourth quarter 2002, due mainly to an increase in gross margin and a decrease in SG&A costs. The increase in gross margin will be largely driven by an improved revenue mix and increasing revenues. The decrease in SG&A costs will be largely driven by lower payroll costs as a result of headcount reductions. The Company estimates full year 2002 revenues of SEK 2.3 - 2.4 billion (USD 250-260 million). Revenues are forecast to increase to SEK 2.6 billion in 2003 and to SEK 3.0 billion in 2004, corresponding to a compounded annual growth rate of approximately 14%. Gross margin, on a standalone basis, is expected to grow by approximately 3-4 percentage points during 2003, from the 40.7% result published in the second quarter for 2002. In 2004, gross margin is expected to grow an additional 1-2 percentage points. These forward-looking statements are based on expectations and projections about future events of which there is no guarantee of the actual results.

Combined Business Plan

As part of the Restructuring, Song Networks will acquire 100% of the shares of Arrowhead AB. Combined revenues and margins are expected to remain similar to those forecast for Song Networks on a standalone basis. This is mainly due to Arrowhead's relatively small operations as compared to those of Song Networks. For the combined fiscal years of 2003 and 2004, as a result of the business combination, operating synergies are expected, including capital expenditures savings of approximately SEK 100 million (USD 11 million).

The Arrowhead customer base is expected to bring in annual revenues of approximately SEK 120 million (USD 13 million) in both 2003 and 2004. Revenues in the Song Networks business are forecast to decline by SEK 32 million (USD 3 million) per annum due to the loss of Arrowhead as a customer. This loss is offset by the corresponding operating expense savings to Arrowhead.

Run-rate SG&A levels, on a combined basis, are expected to be approximately SEK 245 million per quarter (USD 27 million) from the third quarter for 2003. However, in the first two quarters of 2003, SG&A costs are expected to be approximately SEK 25-30 million (USD 2.7-3.2 million) per quarter higher, as full integration of the two businesses is not expected to be completed until the third quarter for 2003. Gross margin, on a combined basis, is expected to increase another 1-2 percentage points during 2003.

Cash Flows

Consistent with the projected revenue growth, and corresponding growth in operating expenses, the Company is projected to operate at a working capital deficit. As at August 31, 2002, the Company had a SEK 200 million working capital facility in place.

The Company, on a standalone basis, forecasts capital expenditures of SEK 400 million (USD 43 million) per year for 2003 and 2004. Projected capital expenditures consist mainly of expenses related to the provision of new customers, the migration of current customers from leased lines to the Song group network and to maintenance of the Song group network.

The Company currently estimates its maximum funding requirement, on a combined basis with Arrowhead, (that is, the additional financing required to bring it to cashflow breakeven) to be approximately SEK 350 million (USD 38 million) forecast to occur in the first quarter of 2004. This funding requirement is to be met in part by the proposed equity injection of SEK 300 million (USD 33 million) from Vattenfall AB and Stena Adactum AB, the SEK 97 million (USD 11 million) rights issue and the SEK 98 million (USD 11 million) convertible notes issue. The Company expects to announce financial results for the third quarter of fiscal year 2002 on November 13, 2002.

Exchange rates assumed

SEK to USD = 9.2184

SEK to EUR = 9.0236

For further information, please contact:
Song Networks Holding AB Tomas Franzén, CEO Phone: +46 8 5631 0111 Mobile: +46 701 810 111 tomas.franzen@songnetworks.net	Song Networks Holding AB Jenny Moquist, Investor Relations Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Financial information presented in certain pro forma statements containing estimates of the possible future performance of Song Networks Holding AB is included in this press release and represents earnings and results compiled in accordance with Swedish GAAP. The historical financial information contained in Song Networks Holding AB 's annual reports on Form 20-F and quarterly financial information on Form 6-K filed with the U.S. Securities and Exchange Commission to date has been presented in accordance with US GAAP. Swedish GAAP differs in certain respects from US GAAP. Pro forma information is included to focus the investor's attention on certain selective components of Song Networks Holding AB's results, and may omit material information, which otherwise would have been presented in accordance with US GAAP. The pro forma statements should not be used to compare Song Networks Holding AB's financial information with other reporting periods and with other companies.

Any securities being offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2002

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer